SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on
August 12, 2009, prepared in summary form.

1. Date, Time and Venue: August 12, 2009, at 5:00 pm, by conference call, as expressly authorized by Article 20, paragraph 2, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant; Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: the following was unanimously resolved by the directors in attendance without any restrictions:

4.1. To authorize the 6th (sixth) issuance of simple, nonconvertible, unsecured and subordinated debentures by the Company in the aggregate amount of R$ 250,000,000.00 (two hundred and fifty million Reais) (“Issuance”) which shall be publicly offered on the basis of restricted placement efforts under CVM Instruction no. 476 of 16 January 2009 (“Restricted Offer” and “CVM Instruction no. 476/09”, respectively). The Issuance shall have the following characteristics and conditions:

(i) Aggregate Issuance Amount: on the Issuance Date (as defined below), the aggregate Issuance amount shall be R$ 250,000,000.00 (two hundred and fifty million Reais) (“Aggregate Issuance Amount”);
(ii) Number of Series: the Issuance shall comprise two series;
(iii) Number of Debentures: 25 (twenty five) simple debentures shall be issued by the Company, 15 (fifteen) debentures of which shall be 1st series debentures (“1st Series Debentures”) and 10 (ten) debentures of which shall be 2nd series debentures (“2nd Series Debentures”, being the 1st Series Debentures and the 2nd Series Debentures collectively and indistinctively referred to simply as “Debentures”);
(iv) Par Value: On the Issuance Date, the par value of each Debenture shall be R$10,000,000.00 (ten million Reais) (“Par Value”);
(v) Form and Convertibility: The Debentures shall be issued in book-entry form without issuance of certificates and shall not be convertible into shares issued by the Company;
(vi) Type: The debentures shall be unsecured and subordinated in accordance with section 58 of Law no. 6404 of 15 December 1976 (“Corporations Act”);
(vii) Issuance Date: For all legal purposes, the Issuance date of the Debentures shall be 1 August 2009 (“Issuance Date”);

(viii) Term and Maturity: The Debentures shall be effective for 2 (two) years commencing on the Issuance Date and ending therefore on 1 August 2011 (“Maturity Date”);
(ix) Use of Proceeds: The proceeds of the Restricted Offer shall be used to increase the working capital of the Company;
(x) Distribution Plan: The Debentures shall be publicly distributed on the basis of restricted placement efforts, exclusively to qualified investors, as defined in CVM Instruction no. 476/09, in accordance with the distribution plan agreed in advance between the Company and the leader intermediary institution in charge of the Restricted Offer;
(xi) Placement and Trading: The Debentures shall be registered for distribution in the primary market and trading in the secondary market through the SDT – Securities Distribution Module and the SND – National Debentures Module, respectively, both of which are managed and operated by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”), and the distribution and trading will be settled and the Debentures will be held in custody at CETIP;
(xii) Payment Place: Payments to which the Debentures are entitled shall be made through CETIP to the extent that Debentures are held in custody by CETIP. In relation to Debentures that are not held in custody by CETIP, payments will be made at the bookkeeping agent;
(xiii) Subscription Price: The 1st Series Debentures shall be subscribed at the Par Value plus 1st Series Yield (as defined below), calculated pro rata from the Issuance Date until the date on which they are actually subscribed for and paid up. The 2nd Series Debentures shall be subscribed at the Par Value plus 2nd Series Yield (as defined below), calculated pro rata from the Issuance Date until the date on which they are actually subscribed for and paid up;
(xiv) Form of Payment: The Debentures shall be paid up in Brazilian legal tender, in cash, at the time of subscription;
(xv) Debentures’ Yield: The 1st Series Debentures shall be entitled to yield equal to the accrued fluctuation of the daily average rates of overnight DI Interbank Deposits, over extra group, expressed as a percentage per annum, on the basis of 252 (two hundred and fifty two) business days, as calculated and published by CETIP, in the daily information sheet available on its website (www.cetip.com.br) (“DI Rate”) with the exponential addition of spread equal to 2.00% (two per cent.) per annum, on the basis of 252 (two hundred and fifty two) business days (“1st Series Yield”). The 2nd Series Debentures shall be entitled to yield equal to the accrued fluctuation of the DI Rate with the exponential addition of spread equal to 3.25% (three point twenty five per cent.) per annum, on the basis of 252 (two hundred and fifty two) business days (“2nd Series Yield” and the 1st Series Yield and the 2nd Series Yield are collectively and indistinctively referred to simply as “Yield”). The Yield shall be calculated on an exponential and cumulative basis, pro rata to the number of business days lapsed, applicable to the Par Value;
(xvi) Yield Payment Dates: Yield shall be due and payable on a half-yearly basis on the following dates: 1 February 2010, 1 August 2010, 1 February 2011 and the Maturity Date (“Yield Payment Dates”);

(xvii) Scheduled Renegotiation: The Debentures shall not be subject to scheduled renegotiation;
(xviii) Scheduled Amortization: There shall be no scheduled amortization of the Par Value and the Par Value shall be paid in full on the Maturity Date;
(xix) Acquisition and Redemption Conditions: In the occurrence of a liquidity event during the maturity term of the Debentures, non representative of debt, arising from a capital markets fund raising by means of a securities public offering by the Company in an amount equal to or greater than R$ 500,000,000.00 (five hundred million Reais)(“Liquidity Event”), holders of Debentures shall be entitled to elect to sell all Debentures held by them to the Company, in which case the Company shall be obliged to acquire such Debentures. In such case, the holders of Debentures may express their interest to sell the Debentures to the Company during a period of 30 (thirty) days commencing upon the occurrence of the Liquidity Event (“Acquisition Period”) by sending written correspondence to the Issuance trustee with a copy to the Company. Exclusively during a 30 (thirty) day period following the end date of the Acquisition Period (“Redemption Period”), the Company will be entitled to redeem early all outstanding Debentures upon publication of a “Notice to Debenture Holders” not less than 5 (five) day prior to the actual redemption. In any of the events provided in this item (xix), the Debentures shall be acquired by the Company against payment of the Par Value plus the relevant Yield, calculated pro rata from the Issuance Date or the immediately preceding Yield Payment Date, as the case may be, until the date of actual acquisition, and shall be cancelled by the Company. Regarding the Debentures registered under CETIP, the partial early redemption to be performed under this item (xix) shall occur through “definitive buy and sell transaction in the secondary market”. All steps of such process, such as enabling of the holder of Debentures, qualification, drawing by lots, ascertainment, allotment definition, and authentication of the quantity of the Debentures subject matter to the redemption by each holder of the Debentures, will not be carried out within CETIP;
(xx) Optional Early Redemption: The Company reserves the right at its sole discretion at any time to redeem early part or all of the outstanding Debentures following publication of a “Notice to Debenture Holders” not less than 5 (five) day prior to the actual redemption (“Early Redemption”). Early Redemption in part or in whole shall take place against payment of the Par Value plus yield, as calculated by the Issuance trustee in accordance with market parameters, taking into consideration therefor the parameters for calculation of the Yield and the remaining period until the maturity of the Debentures, as originally specified. The Debentures the subject matter of Early Redemption shall be cancelled by the Company. Regarding the Debentures registered under CETIP, the partial Early Redemption shall occur through “definitive buy and sell transaction in the secondary market”. All steps of the referred process, such as enabling of the holder of Debentures, qualification, drawing by lots, ascertainment, allotment definition, and authentication of the quantity of the Debentures subject matter to the redemption by each holder of the Debentures, will not be carried out within CETIP;
(xxi) Fine and Default Interest: In case of arrears by the Company in relation to any amount due to holders of Debentures, including the Yield provided in the Indenture of the Debentures (“Indenture”), the overdue debts of the Company shall be subject to the following, from the date of default until the date of actual payment, and irrespective of warning, notice, or notification through court or a registrar of titles and deeds: (i) irreducible and non-compensatory contractual fine of 2.00% (two per cent.) and (ii) default interest at the rate of 1.00% (one per cent.) per month, both applicable to the amount in arrears;

(xxii) Acceleration: The following shall be deemed events of acceleration of the Debentures and subject to the conditions set forth in the Indenture these shall be deemed events in which payment by the Company shall be immediately due in respect of the Par Value of the outstanding Debentures plus the relevant Yield, calculated pro rata from the Issuance Date or the immediately preceding Yield Payment Date, as the case may be, until the date of its actual payment, irrespective of warning, notice, or notification through court or a registrar of titles and deeds: (a) nonpayment of debts or breach of monetary obligations and/or any judicial decision or final and unappealable sentence by the Company, any of its controlling companies, controlled companies and/or affiliates the amount of which alone or in aggregate is greater than R$10,000,000.00 (ten million Reais), which is not remedied within not more than 3 (three) business days of the date of default or breach of obligation; (b) acceleration of any debt of the Company, any of its controlling companies, controlled companies and/or affiliates the amount of which alone or in aggregate is greater than R$10,000,000.00 (ten million Reais); (c) protest of negotiable instruments for whose payment the Company or any of its controlling companies, controlled companies and/or affiliates is liable, even if in the capacity of guarantor, and the amount of which alone or in aggregate is greater than R$10,000,000.00 (ten million Reais), except if within 3 (three) days of such protest, (i) it is validly proven by the Company that the protest was applied for by a third party in error or bad faith; (ii) such protest is cancelled; or (iii) defense is submitted and the appropriated security is provided in court; (d) winding-up or closing-down of the Company, any of its controlling companies, controlled companies and/or affiliates in which the Company has a shareholders’ equity equal to, or greater than, 5% (five per cent.) of the Company’s net worth as of its latest published financial statements; (e) declaration of bankruptcy and/or liquidation of the Company, any of its controlling companies, controlled companies and/or affiliates in which the Company has a shareholders’ equity equal to, or greater than, 5% (five per cent.) of the Company’s net worth as of its latest published financial statements; (f) in case any controlling shareholder of the Company, as defined in section 116 of the Corporations Act, if any, negatively affects the Company’s ability to make payment; (g) spin-off, merger, or acquisition of the Company by or with another Company, except (i) if such corporate modification is approved in advance by holders of Debentures representing not less than 60% (sixty per cent.) of the outstanding Debentures at a General Meeting of Debenture Holders called for such purpose; or (ii) if the right to redemption is secured to holders of Debentures that do not agree with said spin-off, merger or acquisition, as per section 231 of the Corporations Act; (h) default by the Company in the payment of the Yield and/or any monetary obligation relating to the Debentures; (i) noncompliance with any nonmonetary obligation provided in the Indenture that is not remedied within not more than 5 (five) business days of receipt of written notice concerning the noncompliance sent to it by the Issuance trustee and/or holders of Debentures alone or as a group; (j) noncompliance with the use of the proceeds of the Restricted Offer, as provided in the Indenture; (k) in case the Company does not fulfill the obligation to create and perfect security in favor of the holders of Debentures as a group, in accordance with the Indenture; (l) noncompliance with any obligation to be set forth in the mortgage receivables security assignment agreement to be entered into by the Company pursuant to the Indenture, which is not remedied within the period mentioned in such agreement; (m) transfer by the Company of any obligation relating to the Debentures, except if authorized in advance by holders of Debentures representing not less than 75% (seventy five per cent.) of the outstanding Debentures at a General Meeting of Debenture Holders called for such purpose; (n) payment by the Company of dividends, interest on equity, or any other profit sharing provided in its by-laws where the Company is in default towards the holders of Debentures, except, however, in relation to payment of the minimum compulsory dividend provided in section 202 of the Corporations Act; (o) disposal, expropriation, seizure or any other form of disposal, by the Company, of permanent assets in an amount equal to, or greater than, R$20,000,000.00 (twenty million Reais) and that may affect the Company’s financial or economic capacity; (p) constitution of an onus or burden over relevant assets of the Company, being considered relevant assets the ones with amount alone or in aggregate equal or greater than R$ 50.000.000,00 (fifty million Reais), except if authorized in advance by holders of Debentures representing not less than 75% (seventy five per cent.) of the outstanding Debentures at a General Meeting of Debenture Holders called for such purpose; (q) nonrenewal, cancellation, revocation, or suspension of authorizations and/or licenses, including environmental ones deemed material and the nonrenewal, cancellation, revocation, or suspension of which results in a material adverse effect on its regular course of business and/or the regular course of business of its subsidiaries, except if, within 5 (five) days of the date of such nonrenewal, cancellation, revocation, or suspension the Company proves the existence of a court decision authorizing the regular continuation of the activities of the Company until the time of renewal or obtaining of such authorization or license; (r) amendment or change to the object of the Company such that the Company ceases to act as a real estate development and construction company; or (s) re-registration by the Company as a limited liability company under sections 220 through 222 of the Corporations Act. In case the payment referred in this item (xxii) is carried out through CETIP, CETIP must be informed within not less than 1 (one) business day prior to the referred payment.

4.2 To authorize the Company’s Board of Officers, subject to legal provisions, to practice any and all acts required to effect, formalize, and perfect the Issuance and the Restricted Offer, in particular, but without limitation, in relation to retaining intermediary institution(s) to be in charge of the Restricted Offer, a trustee for the Issuance, a paying agent for the Debentures, as well as any other service providers in relation to the Issuance and/or the Restricted Offer.

5. Closure: With no further matters to be discussed, these minutes were read, approved and signed by those in attendance. Signatures: Chairman: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Hubber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Secretary: Fabiana Utrabo Rodrigues.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, August 12, 2009.

Fabiana Utrabo Rodrigues
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.